# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MOOG INC., CIK 0000067887
CUSIP: 615394301
Title of class of securities: Class B Common Stock, $1.00 per share
Address of issuer's principal executive offices: 400 JAMISON ROAD, EAST AURORA, New York (NY), 14052
Date of event which requires filing of this statement: 01/30/2026
Filed by CIK 0001751828
Persons authorized to receive notices and communications: Jennifer Walter, 400 Jamison rd, East Aurora, New York (NY), 14052, (716)-652-2000

## Reporting persons
- Moog Inc. Supplemental Retirement Plan Trust (CIK 0001751828): type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: New York (NY); source of funds: subject company funds (SC); sole voting power 826,170; shared voting power 0; sole dispositive power 826,170; shared dispositive power 0; aggregate amount beneficially owned 826,170 (18% of the class)
  Comment: Based on 4,594,174 voting shares of Moog Inc.'s (the "Issuer") Class B Common Stock, $1.00 par value per share (the "Class B Stock"), outstanding on January 30, 2026, as provided by the Issuer. The decrease in the percentage of shares of Class B Stock held by the Reporting Person reported on this Amendment No. 4 resulted solely from the increase in the number of shares of Class B common stock reported as outstanding by the Issuer.
- John P. McGrath, as Trustee: type of reporting person: other (OO), individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 0; shared voting power 826,170; sole dispositive power 0; shared dispositive power 826,170; aggregate amount beneficially owned 826,170 (18% of the class)
  Comment: Includes 0 shares owned individually. Based on 4,594,174 voting shares of the Issuer's Class B Stock outstanding on January 30, 2026, as provided by the Issuer. The decrease in the percentage of shares of Class B Stock held by the Reporting Person reported on this Amendment No. 4 resulted solely from the increase in the number of shares of Class B common stock reported as outstanding by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $1.00 per share
Name of issuer: MOOG INC.
Address of issuer's principal executive offices: 400 JAMISON ROAD, EAST AURORA, New York (NY), 14052

## Item 2. Identity and Background
Name of person filing: This Statement is filed by the Moog Inc. Supplemental Retirement Plan Trust, as amended and restated effective January 1, 2015 (the 'Trust") and by John P. McGrath in his capacity as trustee of the Trust (the "Trustee").
Present principal occupation or employment: The assets of the Trust are held for the benefit of the participants in the Moog Inc. Plan to Equalize Retirement Income and Supplemental Retirement Plan effective August 9, 2017 (the "SERP"). The Trust was established on March 16, 1992 as a funding vehicle for the SERP, and the assets of the Trust, including the shares of Class B Stock held by the Trust, are available to fund the Issuer's obligations under the SERP. John P. McGrath is the Trustee of the Trust.
Criminal convictions in the last five years: During the last five years, neither the Trust, the SERP nor John P. McGrath has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Trust, the SERP nor John P. McGrath has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected it or him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is organized under the laws of the State of New York. John P. McGrath is a citizen of the United States of America.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Trust beneficially owns 826,170 shares of Class B Stock, which equals 18.0% of the outstanding Class B Stock, based on 4,594,174 voting shares of the Issuer's Class B Stock outstanding on January 30, 2026. The Trustee individually owns 0 shares of Class B Stock, which equals less than .00% of the outstanding Class B Stock, based on 4,594,174 voting shares of the Issuer's Class B Stock outstanding on January 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trustee has the sole power to direct the vote and to dispose or direct the disposition of all of the 826,170 shares of Class B Stock held by the Trust. The Trustee does not share voting power or dispositive with any person with respect to any shares of Class B Stock held by the Trust.
Transactions in the class effected during the past sixty days: No shares of Class B Stock were acquired or sold by the Trust during the sixty (60) preceding the date of this Amendment No. 4. No shares of Class B Stock were acquired or sold by the Trustee during the sixty (60) preceding the date of this Amendment No. 4. The decrease in the percentage of shares of Class B Stock held by the Reporting Persons reported on this Amendment No. 4 resulted solely from the increase in the number of shares of Class B common stock reported as outstanding by the Issuer.

## Signatures
- Moog Inc. Supplemental Retirement Plan Trust: /s/ John P. McGrath, John P. McGrath, individually and asTrustee (02/03/2026)
- John P. McGrath, as Trustee: /s/ John P. McGrath, John P. McGrath, individually and asTrustee (02/03/2026)